March 10, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Science 37 Holdings, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-270285) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on Monday, March 13, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Jurgita Ashley of Thompson Hine LLP, at (330) 819-1221 or via Jurgita.Ashley@ThompsonHine.com. Please also call Jurgita Ashley as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.

Sincerely,

SCIENCE 37 HOLDINGS, INC.

By:	/s/ Christine Pellizzari
Name:	Christine Pellizzari
Title:	Chief Legal and Human Resources Officer

cc:    Jurgita Ashley, Thompson Hine LLP